UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

WHEELER REAL ESTATE INVESTMENT TRUST, INC.

(Name Of Subject Company (Issuer) And Filing Person (Offeror))

Series D Cumulative Convertible Preferred Stock, no par value per share

(Title of Class of Securities)

963025606

(CUSIP Number of Series D Cumulative Convertible Preferred Stock)

Daniel Khoshaba

2529 Virginia Beach Blvd., Suite 200

Virginia Beach, Virginia 23452

(757) 627-9088

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Daniel Raglan

Cadwalader Wickersham & Taft LLP

200 Liberty Street

New York, New York 10281

(212) 504-6790

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$19,000,000.00	$2,072.90

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $19 million in value of shares of the Series D Cumulative Convertible Preferred Stock, no par value per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $109.10 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Wheeler Real Estate Investment Trust, Inc., a Maryland corporation (the “Company” or “WHLR”), to purchase up to $19 million in value of shares of its Series D Cumulative Convertible Preferred Stock, no par value per share (the “Series D Shares”), at a price not greater than $18.00 nor less than $15.50 per Series D Share, to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 2020 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

All information included in the Offer to Purchase and the related Letter of Transmittal are incorporated by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO.

ITEM 1. SUMMARY TERM SHEET

The information set forth in the section captioned “Summary Term Sheet” of the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(i), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

(a) Name and Address: The name of the subject company is Wheeler Real Estate Investment Trust, Inc., a Maryland corporation. The address of its principal executive office is 2529 Virginia Beach Blvd., Suite 200 Virginia Beach, Virginia 23452 and its telephone number is (757) 627-9088. The information set forth in Section 10 (“Certain Information Concerning Us”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities: The information set forth in the section of the Offer to Purchase captioned “Introduction” is incorporated herein by reference.

(c) Trading Market and Price: The information set forth in the section captioned “Introduction” of the Offer to Purchase is incorporated herein by reference. Section 8 (“Price Range of Series D Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and Address: The name of the subject company is Wheeler Real Estate Investment Trust, Inc., a Maryland corporation. The address of its principal executive office is 2529 Virginia Beach Blvd., Suite 200 Virginia Beach, Virginia 23452 and its telephone number is (757) 627-9088. The information set forth in Section 10 (“Certain Information Concerning Us”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Series D Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION

(a) Material Terms: The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 1 (“Number of Series D Shares; Odd Lots; Proration”), Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 3 (“Procedures for Tendering Series D Shares”), Section 4 (“Withdrawal Rights”), Section 5 (“Purchase of Series D Shares and Payment of Purchase Price”), Section 6 (“Conditional Tender of Series D Shares”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Funds”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Series D Shares”), Section 13 (“Certain United States Federal Income Tax Consequences”), Section 14 (“Extension of the Offer; Termination; Amendment”) and Section 16 (“Miscellaneous”) of the Offer to Purchase is incorporated herein by reference.

(b) Purchases: The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Series D Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a) Agreements Involving the Subject Company’s Securities: The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Series D Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) Purposes: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(b) Use of the Securities Acquired: The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(c) Plans: The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) Source of Funds: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b) Conditions: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(d) Borrowed Funds: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) Securities Ownership: The information set forth in Section 11 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the Series D Shares”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities Transactions: The information set forth in Section 11 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the Series D Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) Solicitations or Recommendations: The information set forth in Section 15 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS

(a) Financial Information: Not applicable. Financial statements have not been included because: the consideration offered to security holders consists solely of cash; the Offer is not subject to any financing condition; and the Company is a public reporting company under Section 13(a) of the Exchange Act and the rules and regulations thereunder and files its reports electronically on the EDGAR system.

(b) Pro Forma Financial Information: Not applicable. Financial statements have not been included because: the consideration offered to security holders consists solely of cash; the Offer is not subject to any financing condition; and the Company is a public reporting company under Section 13(a) of the Exchange Act and the rules and regulations thereunder and files its reports electronically on the EDGAR system.

ITEM 11. ADDITIONAL INFORMATION

(a) Agreements, Regulatory Requirements and Legal Proceedings: The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Series D Shares”) and Section 12 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(b) Other Material Information: The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, are incorporated herein by reference.

ITEM 12.	EXHIBITS

(a)(1)(i)	Offer to Purchase, dated December 23, 2020.

(a)(1)(ii)	Form of Letter of Transmittal (including IRS Form W-9 ).

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Summary Advertisement, dated December 23, 2020.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Annual Report on Form 10-K of Wheeler Real Estate Investment Trust, Inc. for the fiscal year ended December 31, 2019 filed on February 26, 2020 (incorporated by reference to such filing).

(a)(5)(ii)	Quarterly Report on Form 10-Q of Wheeler Real Estate Investment Trust, Inc. for the fiscal quarter ended March 31, 2020 filed on May 12, 2020 (incorporated by reference to such filing).

(a)(5)(iii)	Quarterly Report on Form 10-Q of Wheeler Real Estate Investment Trust, Inc. for the fiscal quarter ended June 30, 2020 filed on August 4, 2020 (incorporated by reference to such filing).

(a)(5)(iv)	Quarterly Report on Form 10-Q of Wheeler Real Estate Investment Trust, Inc. for the fiscal quarter ended September 30, 2020 filed on November 10, 2020 (incorporated by reference to such filing).

(a)(5)(v)	Current Report on Form 8-K of Wheeler Real Estate Investment Trust, Inc. filed on January 28, 2020 (incorporated by reference to such filing).

(a)(5)(vi)	Current Report on Form 8-K of Wheeler Real Estate Investment Trust, Inc. filed on January 29, 2020 (incorporated by reference to such filing).

(a)(5)(vii)	Current Report on Form 8-K of Wheeler Real Estate Investment Trust, Inc. filed on February 20, 2020 (incorporated by reference to such filing).

(a)(5)(viii)	Current Report on Form 8-K of Wheeler Real Estate Investment Trust, Inc. filed on February 26, 2020 (incorporated by reference to such filing).

(a)(5)(ix)	Current Report on Form 8-K of Wheeler Real Estate Investment Trust, Inc. filed on March 16, 2020 (incorporated by reference to such filing).

(a)(5)(x)	Current Report on Form 8-K of Wheeler Real Estate Investment Trust, Inc. filed on April 14, 2020 (incorporated by reference to such filing).

(a)(5)(xi)	Current Report on Form 8-K of Wheeler Real Estate Investment Trust, Inc. filed on May 29, 2020 (incorporated by reference to such filing).

(a)(5)(xii)	Current Report on Form 8-K of Wheeler Real Estate Investment Trust, Inc. filed on June 19, 2020 (incorporated by reference to such filing).

(a)(5)(xiii)	Current Report on Form 8-K of Wheeler Real Estate Investment Trust, Inc. filed on July 24, 2020 (incorporated by reference to such filing).

(a)(5)(xiv)	Current Report on Form 8-K of Wheeler Real Estate Investment Trust, Inc. filed on August 5, 2020 (incorporated by reference to such filing).

(a)(5)(xv)	Current Report on Form 8-K of Wheeler Real Estate Investment Trust, Inc. filed on December 23, 2020 (incorporated by reference to such filing).

(a)(5)(xvi)	Current Report on Form 8-K of Wheeler Real Estate Investment Trust, Inc. filed on December 23, 2020 (incorporated by reference to such filing).

(a)(5)(xvii)	Press Release, dated December 23, 2020 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on December 23, 2020).

(d)(i)	Wheeler Real Estate Investment Trust, Inc. 2015 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on June 8, 2015).

(d)(ii)	Wheeler Real Estate Investment Trust, Inc. 2016 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on June 16, 2016).

(d)(iii)	Stock Appreciation Rights Agreement, dated August 4, 2020, between Wheeler Real Estate Investment Trust, Inc. and Daniel Khoshaba (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on August 5, 2020).

(d)(iv)	Financing Agreement dated December 22, 2020, by and among the Company, certain subsidiaries of the Company from time to time party thereto, as guarantors, the lenders from time to time party thereto, and Powerscourt Investments XXII, LP, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on December 23, 2020).

(d)(v)	Warrant for the Purchase of Common Stock dated December 22, 2020 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on December 23, 2020).

(d)(vi)	Registration Rights Agreement dated December 22, 2020, by and among the Company, the investors identified on a schedule attached thereto and certain other security holders party thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed on December 23, 2020).

(g)	Not applicable.

(h)	Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

WHEELER REAL ESTATE INVESTMENT TRUST, INC.

	By:	/s/ Daniel Khoshaba
	Name:	Daniel Khoshaba
Dated: December 23, 2020	Title:	President and CEO